WORLD FUEL SERVICES CORPORATION

9800 N.W. 41st Street, Suite 400

Miami, Florida 33178

November 2, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	World Fuel Services Corporation (CIK: 0000789460)
Registration Statement on Form S-3 (File No. 333-02403); filed 4/10/1996
Application for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, World Fuel Services Corporation (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, File No. 333-02403 (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (“Commission”) on April 10, 1996 and amended on June 3, 1996.

Pursuant to the Registration Statement, the Registrant registered 280,919 shares of its Common Stock, $0.01 par value per share (the “Shares”), for resale to the public with a proposed maximum offering price of $4,775,623. Approximately 50,251 of such Shares were sold pursuant to the Registration Statement. The selling shareholders under the Registration Statement deny any claim to resell any additional Shares pursuant to the Registration Statement, and the Registrant is no longer obligated to register the resale of the remaining Shares. Accordingly, the Registrant requests an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding this letter, please contact the undersigned at (305) 428-8000.

Sincerely,

WORLD FUEL SERVICES CORPORATION

By:	/s/ R. Alexander Lake
R. Alexander Lake, Esq.
General Counsel and Corporate Secretary